UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.)*

                                   Blair Corp.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    092828102
                                 (CUSIP Number)

                              Michael Emanuel, Esq.
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
           (Name, address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 2, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  SCHEDULE 13D

CUSIP NO. 092828102

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [  ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES                15,165 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY              11,372 Shares of Common stock
EACH              9  SOLE DISPOSITIVE POWER
REPORTING             15,165 Shares of Common stock
PERSON WITH       10  SHARED DISPOSITIVE POWER
                      11,372 Shares of Common stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         26,537 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.32%

14 TYPE OF REPORTING PERSON*
         CO, BD, IA


                                  SCHEDULE 13D
CUSIP NO. 092828102

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b)[  ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES                324,087 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                       -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            324,087 Shares of Common stock
PERSON WITH       10 SHARED DISPOSITIVE POWER
                                  -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             324,087 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.95%

14 TYPE OF REPORTING PERSON*
           PN, BD


                                  SCHEDULE 13D

CUSIP NO. 092828102

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Offshore Fund Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [  ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES                28,432 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                   --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING             28,432 Shares of Common stock
PERSON WITH       10  SHARED DISPOSITIVE POWER
                               -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          28,432 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.35%

14 TYPE OF REPORTING PERSON*
         CO

                                  SCHEDULE 13D

CUSIP NO. 092828102

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Marathon Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [  ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES                21,097 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                   --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING             21,097 Shares of Common stock
PERSON WITH       10  SHARED DISPOSITIVE POWER
                               -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           21,097 Shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.26%

14 TYPE OF REPORTING PERSON*
         PN

                                  SCHEDULE 13D

CUSIP NO. 092828102

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Marathon Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [  ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES                14,864 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                   --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING             14,864 Shares of Common stock
PERSON WITH       10  SHARED DISPOSITIVE POWER
                               -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           14,864 Shares of Common Stock
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.18%

14 TYPE OF REPORTING PERSON*
         CO


Item 1.  Security and Issuer.
------   -------------------

                  This statement refers to the Common Stock of Blair Corp., 220 Hickory St., Warren, PA 16366.

Item 2.  Identity and Background.
------   -----------------------

                  Loeb Arbitrage Fund ("LAF"), 61 Broadway, New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation, with the same address. Its
President is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, President, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President. Loeb Partners Corporation ("LPC"), 61 Broadway,New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman N. Mintz is a Vice President and also a director. Gideon J.King is Executive Vice President. Loeb Holding Corporation ("LHC"), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd., ("LOF") is a Cayman Islands exempted company. Loeb Offshore Management, LLC ("LOM") is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF. Gideon J. King and Thomas L. Kempner are Directors of LOF and Managers of LOM. Loeb Marathon Fund ("LMF") is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. ("LMOF") is a Cayman Islands exempted company. LOM is the investment adviser of LMOF.
All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------

                  Shares of Common Stock were acquired by LAF, LPC, LMF, LOF and LMOF in margin accounts maintained with Bear Stearns Securities Corp.




Item 4.   Purpose of Transaction.
------    ----------------------

          LAF, LPC*, LMF, LOF and LMOF ("Loeb") have acquired
shares of Common Stock for investment purposes.   Loeb
intends to issue a press release at or about the same time of this filing stating its opinions about the Issuer's financial and managerial posture. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise), to seek to influence the management or policies of the Issuer, to dispose of their securities of the Issuer, or to formulate other purposes, plans or proposals regarding the Issuer of any of its securities, in each case in light of Loeb's continued evaluation of the Issuer, market conditions or other factors. Such actions could result in one or more of the transactions described in sub-paragraph (a) through (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

                  (a) The persons reporting hereby owned the following shares of Common Stock as of December 2, 2004.

                                            Shares of Common Stock

Loeb Arbitrage Fund                         324,087
Loeb Partners Corporation*                   26,537
Loeb Offshore Fund Ltd.                      28,432
Loeb Marathon Fund LP                        21,097
Loeb Marathon Offshore Fund Ltd.             14,864
                                            ---------
                                            415,017

The total shares of Common Stock constitutes 5.06% the 8,199,000 outstanding shares of Common Stock as reported by the issuer.
-------------------------
*Including 11,372 shares of Common Stock purchased for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

(b) See paragraph (a) above.

(c) The following purchases of Common Stock have been made in the last sixty (60) days by the following:



                                   Purchases of Common Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.*          10-25-04       1355             $29.94
                              10-26-04        325              30.00
                              10-27-04        195              30.01
                              10-28-04        635              30.06
                              10-29-04         50              31.31
                               11-2-04        533              31.47
                               11-3-04        595              31.93
                               11-4-04         91              32.01
                               11-5-04        228              33.21
                               11-8-04       1286              33.47
                               11-9-04        637              33.74
                              11-10-04       1146              33.53
                              11-12-04        700              33.40
                              11-12-04        379              33.43
                              11-15-04        665              33.35
                              11-16-04        849              33.51
                              11-17-04        371              33.96
                              11-18-04       1123              34.37
                              11-19-04       1983              34.96
                              11-22-04       1680              35.82
                              11-23-04        178              35.56
                              11-24-04       1400              35.91
                              11-26-04         25              35.77
                              11-29-04        378              35.17
                              11-30-04        350              35.07
                               12-1-04       1976              35.51
                               12-2-04        455              35.39



Holder                                     Shares      Average Price
Loeb Arbitrage Fund           10-25-04      11186            $29.903
                              10-26-04       9524             30.004
                              10-27-04       2397             30.009
                              10-28-04       7831             30.062
                              10-29-04        625             31.312
                               11-2-04       6529             31.472
                               11-3-04       6420             31.929
                               11-4-04       1112             32.008
                               11-5-04       2788             33.211
                               11-8-04       9359             33.469
                               11-9-04       7771             33.738
                              11-10-04      13839             33.532
                              11-12-04       8550             33.403
                              11-12-04       9221             33.430
                              11-15-04       8125             33.348
                              11-16-04      10369             33.508
                              11-17-04       4531             33.963
                              11-18-04      13735             34.367
                              11-19-04      25774             34.965
                              11-22-04      20520             35.818
                              11-23-04       2177             35.556
                              11-24-04      17100             35.913
                              11-26-04        250             35.768
                              11-29-04       4617             35.169
                              11-30-04       4275             35.067
                               12-1-04      24141             35.508
                               12-2-04       5557             35.394

Holder                                     Shares      Average Price
Loeb Offshore Fund            10-25-04       1975              29.90
                              10-27-04        228              30.01
                              10-28-04        746              30.06
                              10-29-04         61              31.31
                               11-2-04        665              31.47
                               11-3-04       2197              31.93
                               11-4-04        113              32.01
                               11-5-04        284              33.21
                               11-8-04        335              33.47
                               11-9-04        682              33.74
                              11-10-04       1215              33.53
                              11-12-04        750              33.40
                              11-15-04        714              33.35
                              11-16-04        910              33.51
                              11-17-04        398              33.96
                              11-18-04       1207              34.37
                              11-19-04       1663              34.96
                              11-22-04       1800              35.82
                              11-23-04        191              35.56
                              11-24-04       1500              35.91
                              11-26-04         25              35.77
                              11-29-04        405              35.17
                              11-30-04        375              35.07
                               12-1-04       2118              35.51
                               12-2-04        488              35.39




Holder                                     Shares      Average Price
Loeb Marathon Fund LP         09-30-04       3758             $28.31
                              10-25-04       1004              29.90
                              10-27-04        104              30.01
                              10-28-04        340              30.06
                              10-29-04         37              31.31
                               11-2-04        446              31.47
                               11-3-04        357              31.93
                               11-4-04         49              32.01
                               11-5-04        173              33.21
                               11-8-04        648              33.47
                               11-9-04        641              33.74
                              11-12-04        232              33.40
                              11-15-04        748              33.35
                              11-16-04        447              33.51
                              11-17-04        579              33.96
                              11-18-04       1640              34.37
                              11-19-04       3196              34.96
                              11-22-04       3058              35.82
                              11-23-04         89              35.56
                              11-30-04        670              35.07
                               12-1-04        331              35.51
                               12-2-04        234              35.39




Holder                            Date     Shares      Average Price
Loeb Marathon Offshore        09-30-04       2668             $28.31
     Fund, Ltd.               10-11-04         25              28.93
                              10-25-04        731              29.90
                              10-27-04         76              30.01
                              10-28-04        248              30.06
                              10-29-04         27              31.31
                               11-2-04        327              31.47
                               11-3-04        231              31.93
                               11-4-04         35              32.01
                               11-5-04        127              33.21
                               11-8-04        472              33.47
                               11-9-04        469              33.74
                              11-12-04        168              33.40
                              11-15-04        548              33.35
                              11-16-04        325              33.51
                              11-17-04        421              33.96
                              11-18-04       1195              34.37
                              11-19-04       1084              34.96
                              11-22-04       1138              35.82
                              11-23-04         65              35.56
                               12-1-04        234              35.51
                               12-2-04        166              35.39

--------------------
*Including 11,372 shares of Common Stock purchased for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected on AMEX.

(d) Not applicable.

(e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

                  None.

Signature

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 3, 2004                                 Loeb Partners Corporation


                                               By: /s/ Gideon J. King
                                                    Executive Vice President

December 3, 2004                          Loeb Arbitrage Fund
                                      By: Loeb Arbitrage Management, Inc., G.P.


                                                  By: /s/ Gideon J. King
                                                     President

    December 3, 2004                                 Loeb Offshore Fund Ltd.



                                                     By: /s/ Gideon J. King
                                                     Director




December 3, 2004                          Loeb Marathon Fund LP
                                      By: Loeb Arbitrage Management, Inc., G.P.


                                               By: /s/ Gideon J. King
                                                       President





December 3, 2004                        Loeb Marathon Offshore Fund Ltd.


                                              By: /s/ Gideon J. King
                                                      Director